[redacted]

07025185

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

SUPPL

News

TSX: SPF.UN
Calgary, July 3, 2007

For Immediate Release

Superior Plus Enters Into a New Syndicated Credit Facility

Superior Plus Income Fund ("Fund"), is pleased to announce that its wholly owned subsidiaries Superior Plus LP and Superior Plus US Holdings Inc. have received $535 million in credit commitments from a syndicate of nine lenders.

The secured revolving credit facility matures on June 28, 2010 and can be expanded up to $600 million. This new credit facility is extendable with the agreement of the lenders on each anniversary date and replaces the Fund's existing bilateral and syndicated credit facilities. The purpose of the facility is to provide for future growth opportunities and general corporate purposes consistent with the Fund's long-term growth profile.

"This new facility, our recently introduced distribution reinvestment program combined with our senior secured notes and subordinated debentures provide financial flexibility and an attractive cost of capital for Superior. At current levels of utilisation of the new facility we have over $450 million of capacity to fund future capital projects to create additional value for our security holders", said Wayne Bingham, Executive Vice-President and CFO.

For the facility, Scotia Bank acted as Co-Lead Arranger, Administrative Agent and sole Bookrunner and the Toronto Dominion Bank acted as Co-Lead Arranger, and Syndication Agent.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed price natural gas supply services in Ontario, Quebec and British Columbia and fixed price electricity supply services in Ontario.

Dlw 7/13

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	86.3 million
SPF.db	8% Debentures, Series 1	$8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$59.0 million principal amount
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

END